EXHIBIT 99.1

ZJK Industrial Co., Ltd. Announces Pricing of Initial Public Offering

Shenzhen, China, September 30, 2024 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (the “Company”), a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products for new energy vehicles and intelligent electronic equipment, today announced the pricing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a price to the public of US$5.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on September 30, 2024, under the ticker symbol “ZJK.”

The Company expects to receive aggregate gross proceeds of US$6.25 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 187,500 ordinary shares at the initial public offering price, less underwriting discounts and commissions. The Offering is expected to close on or about October 1, 2024, subject to the satisfaction of customary closing conditions.

Net proceeds from the Offering will be used for (i) expanding the Company’s manufacturing facilities, (ii) expanding sales network in North America, (iii) potential acquisitions of, or investment in, businesses in the field of fasteners, and (iv) general corporate purposes and working capital, including potential strategic investments and acquisitions.

The Offering is being conducted on a firm commitment basis. Cathay Securities, Inc., acting as the representative of the underwriters, Revere Securities LLC and Dominari Securities LLC are the underwriters (collectively, the “Underwriters”) for the Offering. Robinson & Cole LLP is acting as the U.S. counsel to the Company, and VCL Law LLP is acting as the U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-280371), as amended, was declared effective by the SEC on September 27, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained, when available, from Cathay Securities, Inc. by email at service@cathaysecurities.com, by standard mail to Cathay Securities, Inc., 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the registration statement and the preliminary prospectus contained therein and the final prospectus, when available, and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems and liquid cooling systems used in artificial intelligence supercomputers. With about twelve-year involvement in precision metal parts manufacturing industry, the Company has owned a professional team, a series of highly automated and precise manufacturing equipment, stable and strong customer group, and complete quality management systems. It mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning and Computer Numerical Control (CNC) machining parts, Surface Mounting Technology for miniature parts packaging; and technology service for research and development from professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement and the registration statement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-0755-28341175
Email: ir@zjk-industrial.com

Ascent Investors Relation LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com